

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via E-mail</u>
John J. Bulfin, Esq.
The Geo Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487-8242

> **Re:** **The Geo Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 30, 2013**
> **File No. 333-188958**
>
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-14260**

Dear Mr. Bulfin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1.   We note your disclosure from the Plan of Distribution section that you are registering the new $5\ ^1/_8$% Senior Notes due 2023 in reliance on our position enunciated in no action letters issued to third parties, specifically Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC –No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and

include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2.   Please provide us with support for all quantitative and qualitative business and industry data presented in the registration statement, including, but not limited to, statements about your competitive position in the industry, research data prepared by the National Association of State Budget Officers, the Bureau of Justice Statistics, the Bureau of Prisons and the Pew Center on the States. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Cover Page of Prospectus

3.   Please move the statements in the third paragraph under the table of contents related to broker-dealer use of the prospectus to the cover page.

4.   It appears that the offer could be open for less than 20 *full* business days if the offer expires at 5:00 p.m. rather than midnight on the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) of the Exchange Act. In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Table of Contents

5.   Please revise your disclosure in the last paragraph hereunder to clarify that the prospectus will be updated to the extent required by law.

Competitive Strengths, page 2

6.   To balance your discussion of competitive strengths, please disclose summary risk factors, including the risks related to government appropriations discussed on page 29.

Conditions to the Exchange Offer, page 8

7.   Please revise your disclosure in the summary to briefly highlight all of such conditions. For instance, revise to briefly describe the representations required by the noteholders in connection with the exchange.

8.   Please also revise to describe your unfettered right to amend the offer and describe the extension of the offer period in connection with any material changes, consistent with your disclosure on page 40.

Summary Historical Financial and Other Data, page 11

9.   Please revise your disclosure to more thoroughly describe the adjustments made to EBITDA or FFO to arrive at Adjusted EBITDA, Normalized FFO and Adjusted FFO. Your revised disclosure should include a detailed discussion of why management believes the adjustments are necessary to provide investors with a better understanding of the company's performance.

Risk Factors

Operating juvenile correctional facilities…, page 30

10.   Please supplement your disclosure in this section to discuss more specifically the "increased operational risks and difficulties" related to the operation of juvenile correctional facilities.

Exhibit 5.1 – Opinion of Akerman Senterfitt as to the validity of the securities being offered and as to matters of Florida and Delaware law

11.   Please refer to subpart (g) of the second full paragraph on page 2 of the opinion. We note that counsel has assumed that the execution, delivery and performance by each of the parties to the Opinion Documents does not violate any law, rule or regulation applicable to such party. The noted assumption appears inappropriate because it assumes legal matters that appear material to counsel's opinions regarding the validity and binding obligation of the Indenture (found in opinion 8) as well as the due authorization of the Exchange Notes (per opinion 9).   Please provide a revised opinion that omits or limits the scope of this assumption.

Form 10-K for the year ended December 31, 2012

Note 1 – Summary of Business Organization, Operations and Significant Accounting Policies

Property and Equipment, page 82

12.   We note that a part of your business deals with the construction of correctional and detention facilities. Please expand your existing disclosure regarding property and equipment to further discuss your capital expenditures policy.   Your disclosure should address the following:

   ▪   The types of indirect expenses that are potentially capitalized during the development stage in addition to interest, such as taxes, salaries and other general and administrative expenses.
   ▪   To the extent material, quantify and disclose personnel costs capitalized during construction for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.
   ▪   The periods of capitalization including a discussion of when the capitalization period begins and ends.

Item 15 – Exhibits and Financial Statement Schedules

13.   We note that all other schedules besides Schedule II have been omitted because they are either inapplicable or not required.   Given your business operations and recent REIT conversion, please clarify how you have complied with the requirements of Rule 5-04 of Regulation S-X for Schedule III.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Jose Gordo, Esq.
       Esther L. Moreno, Esq.
       Akerman Senterfitt